EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2005	2006	2007	2008	2009
EARNINGS
Income Before Income Taxes	$199,259	$286,422	$387,473	$346,869	$415,382
Fixed Charges (as below)	63,665	74,155	86,900	109,245	109,152
Total Earnings	$262,924	$360,577	$474,373	$456,114	$524,534

FIXED CHARGES
Interest Expense	$59,539	$66,100	$69,625	$92,068	$88,184
Credit for Allowance for Borrowed Funds Used During Construction	1,526	5,955	7,275	2,677	5,968
Estimated Interest Element in Lease Rentals	2,600	2,100	10,000	14,500	15,000
Total Fixed Charges	$63,665	$74,155	$86,900	$109,245	$109,152

Ratio of Earnings to Fixed Charges	4.12	4.86	5.45	4.17	4.80